Exhibit 15.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Shell Company Report of Baird Medical Investment Holdings Limited on Form 20-F of our report dated March 13, 2024 with respect to our audits of the financial statements of ExcelFin Acquisition Corp. which includes an explanatory paragraph as to the company’s ability to continue as a going concern, as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, which report appears in the Form F-4 Registration Statement (File No. 333-274114). We were dismissed as auditors on October 1, 2024 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Statement by Experts” in the Shell Company Report on Form 20-F.

/s/ Marcum LLP

Hartford, CT

October 9, 2024